EXHIBIT 99.3
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ABITIBI CONSOLIDATED
                                                                   NEWS RELEASE
                                                                        A (TSX)
                                                                     ABY (NYSE)
                                                                             C$

                    ABITIBI-CONSOLIDATED REPORTS Q2 RESULTS

MONTREAL, JULY 24, 2007 - Abitibi-Consolidated Inc. today reported second quarter net earnings of $148 million, or 34 cents a share, compared to net earnings of $157 million, or 36 cents a share in the second quarter of 2006. For the six-month period ending June 30, 2007, the Company recorded net earnings of $78 million, or 18 cents a share, compared to net earnings of $124 million, or 28 cents a share, for the same six-month period last year.

Although not a GAAP measure, the second quarter results before the impact of specific items would have been a loss of $111 million, or 25 cents per share, compared to a loss of $29 million, or 7 cents a share, in the second quarter of 2006 (see Table 3 of MD&A).

The quarter's results include the following after-tax specific items: a gain of $204 million on translation of foreign currencies, a net gain on dilution of $31 million as a result of the issuance of new units equivalent to a 25% interest in ACH Limited Partnership, a $22 million favourable income tax adjustment, a positive impact of $18 million due to a gain from the disposal of certain timberlands in the United States, a $7 million negative impact of mill closure and other elements, and a charge of $7 million for merger and integration-related costs.

In the second quarter of 2007, the Company posted an operating loss of $64 million before specific items, compared to an operating profit of $57 million in the second quarter of 2006. The Newsprint segment had operating losses of $25 million, while the Commercial Printing Papers and Wood Products segments had operating losses of $21 million and $18 million respectively.

Before specific items, the $121 million reduction in operating results in the second quarter of 2007 was mainly attributable to lower prices in the Company's Newsprint and Wood Products business segments, higher cost of products sold in the Newsprint segment and lower sales volume for all segments.

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Q2 VS. Q1 2007 SUMMARY
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   o    Sales of $1.06 billion vs. $1.07 billion ($1.25 billion in Q2 2006)
   o    EBITDA of $42 million vs. $70 million ($168 million in Q2 2006)
   o US newsprint prices lower by approximately US$28 per tonne (lower by US$73 per tonne vs. Q2 2006)
   o    Continued positive demand outlook for uncoated groundwood papers
   o Higher wood products prices but volume still impacted by low U.S. housing starts
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COMMENTS BY THE CEO
"The forest products industry continues to be challenging for us and for our customers," said John Weaver, Abitibi-Consolidated President and Chief Executive Officer. "We believe the combination with Bowater, which is expected to generate annualized synergies of at least US$250 million, will enhance financial flexibility, increase cash flow, and create a better opportunity to unlock future value. We have spent the past months planning for the integration with Bowater and once final approvals have been achieved, the plan will quickly be put into action."

PROPOSED COMBINATION WITH BOWATER INCORPORATED
On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced the execution of a definitive agreement to combine in an all-stock merger of equals. The combination is expected to create a new leader in publication papers, the third largest publicly traded paper and forest products company in North America and the eighth largest in the world.

On June 22, the two companies announced that the United States Securities and Exchange Commission (SEC) had completed its review of the joint proxy statement/prospectus/management information circular, which was subsequently mailed to shareholders of both companies.

In July, Institutional Shareholder Services Inc. (ISS), Glass Lewis & Co. and PROXY Governance, Inc., three independent proxy advisory firms, recommended that Abitibi-Consolidated shareholders vote in favour of the proposed combination with Bowater. In separate reports, the three firms also recommended that Bowater stockholders vote in favour of the proposed combination. Shareholders of Abitibi-Consolidated and stockholders of Bowater will vote on the proposed combination on July 26.

TRANSACTION CLOSES ON ACH LIMITED PARTNERSHIP
On April 2, 2007, the Company closed the transaction with the Caisse de depot et placement du Quebec (Caisse) to create a partnership for Abitibi-Consolidated's hydroelectric assets located in Ontario, which represent approximately 137 megawatts of installed capacity. The Company has retained a 75% interest in the partnership, known as ACH Limited Partnership (ACH LP), while the Caisse has acquired a 25% interest. On a consolidated basis, the transaction has yielded gross proceeds of $297.5 million to the Company. ACH LP is intended to be Abitibi-Consolidated's growth vehicle in energy generation.

INVESTOR CALL
A conference call hosted by management to discuss quarterly results will be held today at 11:00 a.m. (Eastern). The call will be webcast at
www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills.

                                     -30-

CONTACTS

INVESTORS:                                MEDIA AND OTHERS:
Francesco Alessi                          Denis Leclerc
514 394-2341                              514 394-3601
falessi@abitibiconsolidated.com           denis_leclerc@abitibiconsolidated.com

FORWARD-LOOKING STATEMENTS

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated's and
Bowater's products, the future development of Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company's independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company's filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC's Internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.